Exhibit 99.2

Q3 2025 | Update

Disclaimer This presentation may contain “forward-looking statements” which include, but are not limited to, statements regarding future events and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, Swvl Holdings Corp (“Swvl“ or the “Company”) is using forward-looking statements when it discusses the Company’s expectations regarding continued revenue and gross-margin growth; the Company’s ability to sustain profitability and positive net income; the Company’s focus on expanding recurring, contract-based and dollar-pegged revenue streams to enhance predictability and reduce foreign-currency exposure; the Company’s plans to accelerate growth through reinvestment in commercial and engineering teams; the Company’s strategy to scale operations across the Gulf Cooperation Council, Egypt, and new markets such as the United States and the United Kingdom; the Company’s goal of achieving a 35 – 40% steady-state margin profile; and the Company’s view that increasing the share of enterprise and government contracts will drive long-term, sustainable profitability. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements must not be relied on by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual results and outcomes could differ materially for a variety of reasons, including, among others, general economic, political and business conditions; the ability of Swvl to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anticorruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Statement Regarding Non-IFRS Measures This presentation includes references to non-IFRS financial measures, which include amounts presented in local currencies. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. Swvl uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Swvl’s management believes that these non-IFRS financial measures providemeaningful supplemental information regarding its performance by excluding certain items that may not be indicative of recurring core business operating results. There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS. An explanation of the non-IFRS financial measures referenced in this presentation can be found below: For a reconciliation to the most directly comparable IFRS measures please see Appendix A. Key Business Measures In addition to the measures presented in our consolidated financial statements, this presentation includes references to certain key business measures that Swvl’s management uses to help evaluate and identify trends affecting Swvl’s business, formulate business plans and make strategic decisions. The key business measures referenced in this presentation are set forth below. Dollar-Pegged Revenue, Recurring Revenue and Transactional Revenue which are defined in their respective slides. About Swvl 2

About Swvl



SWVL

Swvl is an end-to-end mobility operating system designed to transform urban transportation by making it more accessible, efficient, and reliable.

Our platform leverages real-time data, adaptive networks, and advanced technology to optimize mobility solutions for riders and drivers, ensuring seamless, dynamic operations.

By offering tailored mobility solutions for various use cases, such as first- and last-mile connectivity, schools, universities, corporations, and factories hubs, Swvl empowers cities to create more inclusive and efficient transit systems.

Through flexible access options and a focus on reducing CO_2 emissions and operational costs, Swvl enhances shared mobility's overall reliability and sustainability in smarter cities.

With products like the Rider & Captain app, Admin Console, and real-time data capabilities, Swvl is the future of smart shared mobility.

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Products & Services

SWVL

Value Proposition

Our comprehensive product suite, including real-time insights, vehicle rostering, and network planning technologies, ensures a robust foundation for all mobility needs. This provides analytics for informed decision-making and delivers operational efficiency by cutting down costs across the entire system.

Swvl's platform utilizes cutting-edge technology to provide tailored mobility solutions for various use cases, including first & last mile, schools, universities, public transit, NEMT, enterprise, and public transit.

Swvl's service can be delivered either as a standalone technology (SaaS) or as part of a comprehensive managed services offering (MaaS), including fleet sourcing, fleet management, and driver onboarding, further enhancing our ability to scale and retain clients, ensuring long-term success in these diverse use cases.

Product Suite

- Real-time Monitoring & Insights
- Compliance & Safety Management
- Vehicle Rostering
- Network Planning & Routing Technologies
- Identity & Access Management
- White Labelled Customer Facing App

Managed Services

- On-ground
- Network Optimization
- Vehicle Utilization
- Fleet Sourcing
- Fleet Management
- Driver On-boarding
- On-ground Inspection

Managed Services

- Schools
- Universities
- NEMT
- Enterprise
- Public Transit
- Airlines
- First & Last mile

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Strategy Highlight

Strategy Highlight Rapid Margins Increase We've seen strong progress in revenue and margin expansion, with a clear line of sight to 35-40% steady-state margin potential. From FY22 to FY25, we expanded gross margin from 0% to 21-22%, evidence of strong momentum across our core markets Increase Recurring Revenue We’re focused on increasing the share of recurring revenue to reduce seasonal volatility and enhance long-term visibility into cash flows. At steady state, we expect this to exceed 90% of total revenue. Dollar Pegged Revenue We’re increasing the share of revenue from dollar-pegged and stable markets to minimize devaluation risk and ensure more reliable USD-denominated returns. We plan to continue launching and scaling such markets, with a clear focus on driving them quickly to profitability and positive cash flows. Commercial & Engineering We’re rebuilding our commercial organization to become a growth engine, while also strengthening our engineering team to support scalable solutions that can drive millions of dollars in new revenue each month. High Margin Vertical We’re focused on launching and scaling high-margin verticals, including luxury vehicles, captain lending, and other complementary services, which further enhance profitability. Shareholders Transparency We’re enhancing transparency with our shareholders by reporting more frequently, sharing market guidance and scaling up our investor relations efforts. 5

Key Highlights for Q3 2025

SWVL

Revenue Growth	Gross Margin	Dollar Pegged Revenue
45.7%	21.6%	26%
Increase in Q3'25 over Q3'24	In Q3'25 vs. 24.6% in Q3'24	In Q3'25, up from 21% in Q3'24

Recurring Revenue	Net Profit
78%	$0.21 Mn
In Q3'25, up from 68% in Q3'24	In Q3'25 vs. $0.41 Mn in Q3'24

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Revenue & Gross Margin Revenue and Gross Margin in $Mn 4.4 45.7% 6.5 Q3’25 1.0 1.4 28.3% Strong Revenue & Margin Expansion in Q3’25 Swvl achieved robust financial growth in Q3’25, with revenue up 46% year-over-year to $6.4 million and gross margin increasing 28.3% to $1.4 million. The performance reflects continued operational efficiency, disciplined execution, and growing demand across core markets, underscoring the company’s ability to scale sustainably while enhancing profitability. 7 Q3’24 Revenue Gross Margin

Strong Growth in Dollar-Pegged Revenue 21% 24% 26% Q3’24 Q3’25 Dollar-Pegged Revenue as a Percentage of Total Revenue Dollar-Pegged Revenue: Represents revenue generated in currencies which are pegged to theUS Dollar(i.e, currently, all revenues excluding EGP). Dollar-Pegged Revenue Focus Swvl continues to focus on dollar-pegged revenue across the GCC, with plans to expand into theUK and the U.S. to ensure long-term sustainability and dollar-pegged revenue growth. We will continue to expand our dollar-pegged revenue to reduce our exposure to fluctuations in foreign currencies. While expanding our engineering, operations, and support teams in some of the cost-effective markets we operate in. 8

Accelerating Growth in Recurring Revenue

SWVL

Recurring Contract-Based Revenue Focus

Swvl continues to strengthen its foundation of predictable, contract-based growth. Recurring revenue increased from 68% in Q3'24 to 78% in Q3'25, reflecting steady progress in shifting the business mix toward multi-year enterprise and government contracts.

This transition underscores Swvl's focus on dollar-pegged/recurring revenue markets, including Saudi Arabia, the UAE, and the broader GCC, while paving the way for expansion into mature markets such as the U.S. and the U.K.

Recurring revenue streams are primarily secured through enterprise and public-sector contracts ranging from 1 to 5 years, providing greater revenue visibility and protection against seasonality fluctuations.



Q3'24
Recurring Revenue
Transactional Revenue
68%
32%



Q3'25
Recurring Revenue
Transactional Revenue
78%
22%

(1) Recurring Revenue: Represents our revenue from contract-based operations with our enterprise customers

(2) Transactional Revenue: Represents our revenue from individuals and from non-recurring enterprise customer requests.

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Q3 2025 | Resultsof Operations

P&L All figures are in USD ($) Q3 2024 Q3 2025 % Change Revenue 4,431,364 6,458,649 45.7% Cost of Sales (3,342,447) (5,061,645) Gross Margin 1,088,917 1,397,004 28.3% % 24.6% 21.6% General & admin (1,466,255) (1,775,859) Selling and marketing (2,571) (7,423) Expected credit losses (11,944) (6,427) Change in fair value of financial liabilities 797,116 578,661 Finance income/(cost),net 7,456 24,988 Net Profit 412,719 210,943 -48.9% 11 Strategy Swvl’s priority is accelerating revenue and gross margin growth, while reinvesting this growth in expanding its commercial and product organizations and entering new markets. All while maintaining positive net profit.

Breakdown ofG&A All figures are in USD ($) Q3 2024 Q3 2025 Staff costs (1) 894,412 1,186,132 Professional fees 188,524 170,991 Technologycosts 194,865 149,147 Otherexpenses 48,187 156,212 Depreciation of property and equipment 4,697 2,301 Officeexpenses 15,667 24,446 Rent expense 57,382 38,238 Depreciation of right-of-use assets 13,639 10,893 Insurance 48,892 37,500 Total 1,466,255 1,775,859 12 (1) Staff costs include wages, salaries, end of service benefits and other payroll accruals, as well as employee stock option plan and other stock grants issued to employees.

Markets’Performance

GCC Countries

Swvl's operations across the GCC delivered an exceptional quarter, driven by continued growth in Saudi Arabia and the UAE. Regional revenue rose by 81% to $1.7 million, while gross margin more than doubled, up 133% to $0.5 million in Q3'25.

This performance reflects Swvl's strategic focus on high-yield enterprise contracts, disciplined cost management, and operational excellence across key markets.

The results reinforce the GCC's role as a core hub for growth and profitability, underscoring Swvl's scalable, high-margin operating model and its ability to thrive in mature, structured ecosystems.

Revenue vs. Gross Margin in $Mn



Revenue
Gross Margin
81%
1.70
0.94
133%
0.50
0.22
Q3'24
Q3'25

(1) GCC refers to our business in the countries of the Gulf Cooperation Council

(2) Our reported numbers for the United Arab Emirates and Kingdom of Saudi Arabia have been consolidated under a single "GCC" segment to capture regional synergies and better reflect the unified commercial and product approach.

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Egypt Revenue vs. Gross Margin in $Mn Egypt delivered a solid performance in Q3’25, with revenue rising 36.4% year over year to $4.76 million, driven by continued demand growth across key sectors. While margin expansion was modest, our goal was to expand the overall revenue base, and that will be followed by growth in gross margins in subsequent quarters. Revenue Gross Margin 3.49 4.76 Q3’24 Q3’25 0.87 0.89 2.5% 36.4% 14